Filed by FS Investment Corporation IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: FS Investment Corporation IV

File No. of Related Registration Statement: 333-232556

Subject line: Proxy now live for FS/KKR non-traded BDCs

Preview text: Time for your investors to vote on a plan toward liquidity

Your clients will receive proxy materials in the coming weeks.

Visit FSproxy.com for client-friendly resources related to the proposed mergers of FSIC II, FSIC III, FSIC IV and CCT II.

Some of your clients previously invested in FS Investment Corporation II (FSIC II), FS Investment Corporation III (FSIC III), FS Investment Corporation IV (FSIC IV) and/or Corporate Capital Trust II (CCT II). We’re asking shareholders to approve the mergers of FSIC III, FSIC IV and CCT II into FSIC II as part of a three-step process toward a liquidity event for all shareholders:

Step 1

Merge the funds to create the second-largest BDC with approximately $9B in assets.[1] The mergers are expected to close in Q4 2019, subject to shareholder approval and the satisfaction of other closing conditions.

Step 2	Recapitalize the combined company through the issuance of preferred stock, representing approximately 20% of NAV, to all non-traded shareholders, subject to final board approval.

Step 3	List the combined company’s common shares on the NYSE. This is expected to occur in early 2020, and is subject to market conditions and final board approval.

Remind clients to vote by:

1. Mail: With proxy card received in the mail

2. Phone:  1-833-868-3374 (live agent) or 1-800-690-6903 (recording)

3. Online: www.proxyvote.com

Thank you for your time and attention.

For more information, visit fsproxy.com.

1 As of June 30, 2019, based on fair value,

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CONFIDENTIAL. FOR ADVISOR USE ONLY. NOT FOR INVESTOR USE.

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS Investment Corporation II, FS Investment Corporation III, FS Investment Corporation IV and Corporate Capital Trust II (collectively, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite shareholder approval for the Proposals (as defined below) set forth in the Proxy Statement (as defined below), failure to consummate the business combination transaction involving the Funds, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, failure to realize the anticipated benefits of the business combination transaction involving the Funds, failure to consummate the recapitalization transaction and failure to list the common stock of the combined entity on a national securities exchange. Some of these factors are enumerated in the filings the Funds made with the Securities and Exchange Commission (the “SEC”) and are also contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which shareholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed relevant materials with the SEC, including a registration statement on Form N-14 (File No. 333-232556) filed with the SEC on August 8, 2019, which includes a joint proxy statement of the Funds and a prospectus of FSIC II (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. SHAREHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, www.sec.gov, or from FSIC II’s website, CCT II’s website, FSIC III’s website and FSIC IV’s website, each at www.fsinvestments.com.

Participants in the Solicitation

The Funds and their respective directors and trustees, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, Franklin Square Holdings, L.P. (which does business as FS Investments), KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.

Securities offered through FS Investment Solutions, LLC (member FINRA/SIPC). FS Investment Solutions, LLC is an affiliated broker-dealer that serves as the wholesaling distributor of non-traded funds sponsored by FS Investments. An investment in any fund sponsored by FS Investments involves a high degree of risk and may be considered speculative. Investors are advised to consider the investment objectives, risks, and charges and expenses of the applicable fund carefully before investing. The applicable fund’s prospectus contains this and other information. Investors may obtain a copy of the applicable fund’s prospectus free of charge at www.fsinvestments.com or by contacting FS Investments at 201 Rouse Blvd., Philadelphia, PA 19112 or by phone at 877-628-8575. Investors should read and carefully consider all information found in the applicable fund’s prospectus and other reports filed with the U.S. Securities and Exchange Commission before investing.

This is neither an offer to sell nor a solicitation of an offer to buy the securities described herein. An offering is made only by a prospectus, which must be made available to you in connection with this offering. No offering is made to New York investors except by a prospectus filed with the Department of Law of the State of New York.

This email and any attachments are intended only for the use of the addressee and may contain information that is privileged and confidential. If the reader of this email is not the intended recipient or an authorized representative of the intended recipient, you are hereby notified that any use, review, retransmission, dissemination, distribution, copying, printing, or any other use or action taken in reliance upon this email is strictly prohibited. If you have received this email in error, please notify the sender immediately by replying to this email message or by telephone at 877-628-8575 and delete this email and any attachments from your system. The contents of any email and its attachments which are sent by or to the sender may be subject to monitoring, review and archive. Any statements or opinions expressed in this email are those of the sender and do not necessarily represent those of sender’s employer, its affiliated companies or any other person. Although the sender’s employer attempts to sweep email and attachments for viruses, it does not guarantee that either is virus-free and accepts no liability for any damages as a result of viruses.

FS Investment Solutions, LLC | 201 Rouse Boulevard | Philadelphia, PA 19112 877-628-8575 | www.fsinvestmentsolutions.com | Member FINRA/SIPC